05012694

WOLLMUTH MAHER & DEUTSCH LLP

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SEC MAIL PROCESSING
RECEIVED
NOV 18 2005
WASH, D.C. 213 SECTION

November 14, 2005

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks and Spencer Group plc Interim Results 2005/06 26 Weeks Ended 1 October 2005	November 8, 2005
2.	Notification of Transactions of Person Discharging Managerial Responsibility	November 11, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Enclosures

8 November 2005

Marks and Spencer Group plc
Interim Results 2005/06
26 weeks ended 1 October 2005

Highlights:

- UK sales at £3,302.3m down 0.2% (last year £3,307.6m); International sales £348.5m up 8.6% (last year £321.0m);
- Group operating profit before exceptional items up 27.1% at £367.7m (last year £289.4m);
- Group profit before tax and exceptional items up 19.6% at £308.2m (last year £257.8m); Group profit before tax, after exceptional items, up 74.3% at £308.2m (last year £176.8m);
- Adjusted* earnings per share from continuing operations 12.8p, up 70.7% (last year 7.5p); Basic earnings per share 12.8p (last year 5.7p);
- Interim dividend of 4.8p per share, up 4.3% (last year 4.6p); and
- The Board announces the appointment of one executive director and two non-executive directors

* *adjusted for exceptional items*

Outlook
When we updated the market on 11 October 2005, we said that the trading environment remained very difficult. This view has not changed. We have the important Christmas trading period ahead which was very promotionally driven last year. We will continue to deliver outstanding quality and value. Customer feedback on new product and pricing is positive.

Paul Myners, Chairman, commented:

"The Company has made progress in a difficult environment. The Board is proposing an interim dividend of 4.8p, representing a 4.3% increase on last year.

We are pleased to announce the appointment of Steven Sharp to the Board as executive director Marketing, E-commerce, Store Design and Development.

We are also announcing the appointment of two additional non-executive directors. Lady Patten and Jeremy Darroch will be joining as non-executive directors in February 2006. I am delighted to welcome Louise and Jeremy to the Board. We plan to appoint a further new non-executive director before the end of this financial year".

Chief Executive's Statement:
This is an encouraging first half performance with Group sales up 0.6% on the year and an improvement of 27.1% in Group operating profit before exceptional charges. We are pleased with the progress we are making but much remains to be done.

Our focus on full price profitable sales, better buying, control of stock, commitments and costs has enabled us to deliver the targets we set out in July 2004. Full price sales have continued to improve and in General Merchandise were up 0.4% in the second quarter against a decrease of 2.4% in the first quarter. Our plan is to continue to deliver outstanding Product, Environment and Service.

Product
We will focus on delivering value, styling, quality and competitiveness in all areas of the business. Customer perceptions on value are improving. Value will continue to be a key driver across all price points.

Our buying is now much more flexible. We have opened sourcing offices in Hong Kong, Turkey, Bangladesh and India and this will deliver further efficiencies. The introduction of Open To Buy will mean more newness in stores and will improve our ability to chase trends at speed. We continue to manage our stocks and commitments tightly.

In September, we ran a TV advertising campaign for Womenswear. This was well received, encouraging customers into store and driving improving perceptions on styling and the brand.

In Food we have launched 140 new lines to our already successful 'Cook!' range which is unique in being totally preservative and additive free. We have made recipe changes to 450 lines within our ready meals food range to remove all artificial flavourings, artificial colourings and hydrogenated fats: most of these lines have no artificial preservatives. We have also extended the Eat Well campaign into new recipes. Innovation and reacting to consumer trends will be a key driver for the coming year. Our TV advertising campaign is reinforcing our quality credentials with customers.

Environment
Five new stores were opened in retail parks. We have modernised 13 more stores as part of our extended store modernisation trial. This programme will be accelerated next year. Group capital expenditure for 2006/07 is expected to rise to between £450m to £500m.

Our plans to broaden the reach of our Food business continues and six Simply Foods were opened in the first half. Since the half year, we have opened six trial stores on BP Connect forecourts: a further two stores open this week. Initial performance has been encouraging. We are also opening a number of new initiatives in some existing Food Halls offering 'Hot Food to Go', an eat-over delicatessen counter and a new bakery concept.

Service
We launched a number of initiatives to improve service during the half. We have overhauled pay rates for our customer assistants and introduced better career progression plans. Around 40,000 store staff have attended a specially designed training programme this half. We are starting to see improvements in customer service, although with the increasing sales volumes we are now driving through the business we still need to make further progress in this area.

Board and Organisational changes
In order to accelerate the pace of change and to better align responsibilities, we are today announcing further changes to our Board, management and operations.

We have appointed one executive director and two additional non-executive directors to the Board.

Steven Sharp is appointed executive director Marketing, E-commerce, Store Design and Development, with immediate effect. In addition to his previous responsibilities, Steven will now be responsible for the delivery of the store modernisation programme and for the M&S Money relationship with HSBC.

There will now be three executive directors on the Board, Stuart Rose, Ian Dyson and Steven Sharp. Ian Dyson is responsible for Finance, International, IT, Logistics and Property. Stuart Rose will continue to manage buying and merchandising in addition to his other responsibilities.

We are pleased to announce that George Davies will continue to run per una on a full time basis until the end of June 2006. He will be working with us to implement an orderly succession before becoming Chairman of per una from 1 July 2006, when it is expected he will devote at least two days a week to per una. George is fully committed to working with us to further develop the successful per una brand.

We are reorganising our Childrenswear business. Boyswear, Schoolwear and Nightwear will now be managed by Menswear, while Girlswear and Babywear will be managed by Womenswear. As a result of this restructure, Fiona Holmes, Business Unit Director, Childrenswear, will leave the business.

In order to explore new opportunities to develop and broaden the reach of our Food business we are forming a new Food development unit.

Lady Patten and Jeremy Darroch will be joining the Board as non-executive directors in February 2006. Louise Patten is Chairman of Brixton plc and a non-executive director of Bradford & Bingley plc, GUS plc and Somerfield plc, as well as senior advisor to Bain & Co. She brings a wide range of consumer and retail experience to the Board and will join the Remuneration Committee. Jeremy Darroch, CFO of BSkyB plc, and ex-Group Finance Director of Dixons Stores Group plc, brings consumer, retail and financial experience to the Board and will join the Audit Committee.

The Board will now consist of three executive directors, six non-executive directors and a Chairman.

Financial Review:

Summary of Results	2005/06 £m	2004/05 £m	% inc
Total Revenue (excl. VAT)	**3,650.8**	**3,628.6**	**0.6**
UK	3,302.3	3,307.6	-0.2
International	348.5	321.0	8.6
Operating profit before exceptional charges	**367.7**	**289.4**	**27.1**
UK	335.2	260.2	28.8
International	32.5	29.2	11.3
Profit before tax and exceptional charges	**308.2**	**257.8**	**19.6**
Exceptional charges	**-**	**(81.0)**	**-**
Adjusted EPS from continuing operations	**12.8**	**7.5**	**70.7**
Dividend per share	**4.8**	**4.6**	**4.3**

UK

UK sales for the 26 weeks ended 1 October 2005, were £3,302.3m, down 0.2% and down 2.3% on a like-for-like basis. A breakdown by business area, by quarter is shown below:

Sales	Q1 (14 weeks)	Q2 (12 weeks)	H1%
Clothing	-9.2	0.2	-4.9
Home	-22.3	2.1	-11.2
General Merchandise	-10.3	0.4	-5.5
Food	5.0	6.3	+5.6
Total	**-3.1**	**3.3**	**-0.2**

Like-for-Like Sales	Q1 (14 weeks)	Q2 (12 weeks)	H1%
General Merchandise	-11.2	-0.2	-6.1
Food	0.7	2.7	+1.6
Total	**-5.4**	**1.3**	**-2.3**

Clothing sales were down 4.9% in total for the half but the performance improved substantially in the second quarter with sales up 0.2%. This was driven by improvements in Womenswear, where we took action on opening price points to restore our competitiveness. This more competitive stance, and focus on better styling and quality, is starting to reflect in improving customer perceptions of our offer. We also took action on opening price points in Lingerie and Menswear, particularly on essentials. Childrenswear remains a difficult market, but our schoolwear market share has remained stable. Home showed a significant improvement through the course of the half, driven primarily by furniture. This business has been refocused in terms of styling and value and is responding well in a difficult market.

Food sales for the first half were up 5.6% on last year, up 1.6% on a like-for-like basis with a similarly improving trend between quarter one and quarter two. We continue to benefit from additional footage as we extend the Simply Food format.

UK operating profit for the 26 weeks to 1 October 2005 was £335.2m, up 28.8% (last year £260.2m). This growth reflects the benefits of the actions taken last year to improve supplier terms and control stock and commitment, which have contributed to an increase in the UK gross margin of 3.6 percentage points to 42.6% (last half year 39.0%).

UK operating costs of £1,073.4m, were up 4.3% on the year, reflecting the impact of new space and the provision for a staff bonus of £29.7m. Excluding the bonus, costs were up 1.4%.

The UK operating profit includes a contribution of £2.4m from Financial Services, representing the Group's continuing economic interest in M&S Money which was sold to HSBC in November 2004. We expect the full year contribution from Financial Services to be around £11m. This is in line with our previous guidance but excludes the profit contribution from our captive insurance business which is now included within UK operating costs.

International
We continue to make progress with sales up 8.6% and operating profit up 11.3%. Our first store in Moscow opened on 4 November and our existing franchisees are continuing to invest in new footage.

In our wholly owned businesses, sales in the Republic of Ireland were ahead of last year helped by store openings in the second half of last year in Blanchardstown and Dundrum, and continued improvement in the performance of our existing stores. Sales and profit in Hong Kong were affected by loss of space following the surrender of leases to the landlord for redevelopment. Kings Super Markets had a satisfactory half with sales up 0.3%.

Net interest expense
Net interest expense was £59.5m compared to £31.6m last year. This largely reflects a significant increase in average net debt following the Tender Offer last year. The average rate of interest on gross borrowings during the period was 5.8% (last year 5.5%). The increase in other finance income has been driven by additional contributions made into the Defined Benefit Pension Scheme of £64m in 2004/05 and £51m at the beginning of 2005/06.

Taxation
The tax charge reflects an effective tax rate for the first half of 31%, compared to 30.6% (before exceptional items) for the last full year.

Shareholder returns and dividends
Adjusted earnings per share from continuing operations, which excludes the effect of exceptional items, has increased by 70.7% to 12.8p per share. The average number of shares in issue during the period was 1,660.5m, reflecting the impact of the Tender Offer last year.

The Board is proposing an interim dividend of 4.8p per share (last year 4.6p per share), an increase of 4.3%.

Capital expenditure
Group capital additions for the half were £171.2m compared to £118.7m last year, reflecting the trial store modernisation programme. Group capital expenditure for the full year 2005/06, adjusted for IFRS, is expected to be between £350m and £400m. For the full year we expect to add 1.4% to our total footage, representing an increase of 1% in General Merchandise and 2.4% in Foods. Group capital expenditure for 2006/07 is expected to rise to between £450m to £500m.

Cash flow and net debt
The Group generated a net cash inflow for the period of £246.3m compared with £642.8m last year, a decrease of £396.5m. Last year's cashflow included £711.5m from the now discontinued M&S Money business. Cash inflow from continuing operations increased by £207.2m reflecting higher operating profits of £78.3m, together with lower investment in working capital of £83.1m and lower exceptional cash outflows of £35.8m. Stock levels were 11.4% down on the year, reflecting the tighter stock controls across the business.

Free Cash Flow was £358.1m, compared to £778.5m last year. At the end of the period, net debt was £2,025.5m, a decrease of £251.7m since the year end, giving rise to gearing of 76.6% (last year end 75.6%).

Pensions
The Group paid £51m of additional contributions into the UK Defined Benefit Pension Scheme in April 2005. These payments are reflected in the net post-retirement liability of £778.4m at 1 October 2005 (last year £676.0m). The £102.4m increase in the level of this liability since the year end has been driven by movements in AA corporate bond rates.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Investor Relations:
Amanda Mellor +44 (0)20 8718 3604
Sarah McGlyne +44 (0)20 8718 1563

Media enquiries:
Corporate Press Office: +44 (0)20 8718 1919

Investor & Analyst webcast:

There will be an investor and analyst presentation at 09.30 (GMT) on Tuesday 8 November 2005: This presentation can be viewed live on the Marks and Spencer Group plc website on www.marksandspencer.com

Fixed Income Investor Conference Call:

This will be hosted by Ian Dyson at 14.30 (GMT) on Tuesday 8 November 2005:
Dial in number: +44 (0) 20 7162 0125

A recording of this call will be available until Tuesday 15 November 2005:
Dial in number: +44 (0) 20 7031 4064
Access Code: 682872

Consolidated income statement

	Notes	1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
Revenue	2	**3,650.8**	**3,628.6**	**7,710.3**
Operating profit				
Before exceptional charges		367.7	289.4	653.2
Exceptional operating charges	4	-	(81.0)	(50.6)
	3	**367.7**	**208.4**	**602.6**

Interest expense and similar charges		(71.9)	(47.1)	(121.3)
Interest income		12.4	15.5	28.1
Profit on ordinary activities before taxation		**308.2**	**176.8**	**509.4**
Analysed between:				
Before exceptional operating charges		308.2	257.8	560.0
Exceptional operating charges		-	(81.0)	(50.6)
Income tax expense	5	(95.6)	(68.3)	(150.5)
Profit on ordinary activities after taxation		**212.6**	**108.5**	**358.9**
Profit from discontinued operations	6	-	21.9	227.3
Profit for the period attributable to shareholders		**212.6**	**130.4**	**586.2**
Earnings per share	7	12.8p	5.7p	29.1p
Diluted earnings per share	7	12.7p	5.6p	28.9p
Earnings per share from continuing operations	7	12.8p	4.7p	17.8p
Diluted earnings per share from continuing operations	7	12.7p	4.7p	17.6p

Consolidated statement of recognised income and expense

		26 weeks ended	Year ended
	1 Oct 2005	2 Oct 2004	2 Apr 2005
	£m	£m	£m
Profit for the period attributable to shareholders	**212.6**	**130.4**	**586.2**
Exchange differences on translation of foreign operations	4.9	3.7	-
Actuarial losses on defined benefit pension schemes	(142.0)	(114.4)	(78.1)
Tax on items taken directly to equity	49.2	35.2	24.9
Hedging reserve - current period movement	(6.1)	-	-
	118.6	54.9	533.0
First time adoption of IAS 39 (net of tax)	(1.9)	-	-
Total recognised income for the period	**116.7**	**54.9**	**533.0**

Consolidated balance sheet

	As at 1 Oct 2005 £m	As at 2 Oct 2004 £m	As at 2 Apr 2005 £m
ASSETS			
Non-current assets			
Intangible assets	162.4	32.3	165.4
Property, plant and equipment	3,600.2	3,703.0	3,586.2
Investment property	38.5	38.6	38.6
Investments in joint ventures	8.6	8.5	8.7
Trade and other receivables	209.3	1,882.1	211.2
Other financial assets	79.3	0.6	0.3
Deferred tax asset	57.5	108.9	31.9
	4,155.8	5,774.0	4,042.3
Current assets			
Inventories	405.5	457.5	338.9
Trade and other receivables	197.6	1,092.9	213.8
Other financial assets	59.3	347.2	67.0
Cash and cash equivalents	321.1	850.2	212.6
	983.5	2,747.8	832.3
TOTAL ASSETS	**5,139.3**	**8,521.8**	**4,874.6**
LIABILITIES			
Current liabilities			
Trade and other payables	837.8	2,007.9	717.9
Other financial liabilities	511.7	405.6	478.8
Current tax liabilities	62.9	50.1	15.5
Provisions	14.5	37.0	25.2
	1,426.9	2,500.6	1,237.4
Non-current liabilities			
Financial liabilities	1,967.5	2,114.7	1,948.5
Retirement benefit obligations	778.4	796.2	676.0
Other non-current liabilities	74.5	290.8	71.8
Provisions	20.1	20.1	19.7
	2,840.5	3,221.8	2,716.0
TOTAL LIABILITIES	**4,267.4**	**5,722.4**	**3,953.4**
NET ASSETS	**871.9**	**2,799.4**	**921.2**

CAPITAL AND RESERVES

Called up share capital - equity	415.7	570.1	414.5
Called up share capital - non-equity	-	73.3	65.7
Share premium account	117.9	78.3	106.6
Capital redemption reserve	2,108.1	1,936.3	2,102.8
Hedging reserve	(6.0)	-	-
Other reserves	(6,542.2)	(6,542.2)	(6,542.2)
Retained earnings	4,778.4	6,683.6	4,773.8
SHAREHOLDERS' FUNDS	**871.9**	**2,799.4**	**921.2**

Consolidated cash flow information

CASH FLOW STATEMENT

	Notes	1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
Cash flows from operating activities				
Profit on ordinary activities after taxation		212.6	108.5	358.9
Taxation		95.6	68.3	150.5
Net finance expense		59.5	31.6	93.2
Exceptional operating charges		-	81.0	50.6
Operating profit before exceptional charges		**367.7**	**289.4**	**653.2**
(Increase)/decrease in working capital	10A	10.4	(72.7)	20.4
Exceptional operating cash outflow		(11.5)	(47.3)	(74.6)
Depreciation and amortisation		128.2	119.2	260.8
Share-based payments		11.5	10.5	23.4
Cash generated from operations - continuing		**506.3**	**299.1**	**883.2**
Cash generated from operations - discontinued operations		-	711.5	718.6
Tax paid		(23.6)	(91.3)	(166.7)
Net cash inflow from operating activities		**482.7**	**919.3**	**1,435.1**
Cash flow from investing activities				
Acquisition of subsidiary, net of cash acquired		-	-	(125.9)
Disposal of subsidiary, net of cash disposed		-	-	477.0
Capital expenditure and financial investment	10B	(63.7)	(145.6)	(113.5)
Interest received		3.5	8.1	15.4
Net cash (outflow)/inflow from investing activities		**(60.2)**	**(137.5)**	**253.0**
Cash flows from financing activities				

Debt financing	10C	(199.7)	(196.6)	637.8
Equity financing	10D	(111.8)	(135.7)	(2,502.0)
Net cash outflow from financing activities		**(311.5)**	**(332.3)**	**(1,864.2)**
Net cash inflow/(outflow) from activities		**111.0**	**449.5**	**(176.1)**
Effects of exchange rate changes		1.2	0.9	1.1
Cash and cash equivalents at beginning of the period		149.3	324.3	324.3
Cash and cash equivalents at end of the period		**261.5**	**774.7**	**149.3**

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

			26 weeks ended	Year ended
		1 Oct 2005	2 Oct 2004	2 Apr 2005
		£m	£m	£m
Opening net debt		**(2,147.7)**	**(2,043.9)**	**(2,043.9)**
Reclassification on the adoption of IAS 32 and 39		(129.5)	-	-
Opening net debt - under IFRS		**(2,277.2)**	**(2,043.9)**	**(2,043.9)**
Net cash inflow/(outflow) from activities		**111.0**	**449.5**	**(176.1)**
Cash (inflow)/outflow from (decrease)/increase in current asset investments		(17.2)	20.6	(11.0)
Cash outflow/(inflow) from decrease/(increase) in debt financing	10C	152.5	172.7	(757.1)
Debt financing net of liquid resources disposed with subsidiary		-	-	839.7
Exchange and other movements		5.4	1.3	0.7
Movement in net debt		**251.7**	**644.1**	**(103.8)**
Closing net debt		**(2,025.5)**	**(1,399.8)**	**(2,147.7)**

1 General information and basis of preparation

The next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU, and those parts of the Companies Act 1985 applicable to those companies under IFRS. The financial information contained in these interim financial statements has been prepared on the basis of IFRS that the Directors expect to be applicable as at 1 April 2006. In particular the Directors have assumed that the European Commission will endorse the amendment to IAS 19 - 'Employee Benefits – Actuarial Gain and Losses, Group Plans and Disclosures' issued by the IASB in December 2004. IFRS is subject to amendment and interpretation by the International Accounting Standards Board (IASB) and there is an on-going process of review and endorsement by the European Commission. For the reasons outlined above, it is possible that the information presented here may be subject to change before its inclusion in the 2006 Report and Accounts, which will be the Group's first complete financial statements prepared in accordance with IFRS.

The accounting policies followed in the interim financial report are set out in Appendix 1.

The results for the first half of the financial year have not been audited and were approved by the Board of Directors on 7 November 2005. The summary of results for the year ended 2 April 2005 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year, prepared under UK GAAP, have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

The income statement, the cash flow statement and the statement of recognised income and expense for the comparative period to 2 October 2004 and year ended 2 April 2005, as well as the balance sheets at 2 October 2004 and 2 April 2005, and the related notes contained within this interim report have neither been reviewed nor audited.

2 Revenue

	26 weeks ended 1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
UK Retail	**3,302.3**	**3,307.6**	**7,034.7**
International Retail			
Marks & Spencer branded[1]	239.2	212.0	455.8
Kings Super Markets	109.3	109.0	219.8
	348.5	**321.0**	**675.6**
Total revenue	**3,650.8**	**3,628.6**	**7,710.3**

[1]Marks & Spencer branded businesses within International Retail consists of Republic of Ireland, Hong Kong and franchise operations.

3 Operating profit

	26 weeks ended 1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
UK Retail			
Before exceptional operating charges	335.2	260.2	588.3
Exceptional operating charges	-	(81.0)	(60.3)
	335.2	**179.2**	**528.0**

International Retail			
Marks & Spencer branded	30.1	27.7	60.4
Kings Super Markets	2.4	1.5	4.5
Exceptional operating income - European closure	-	-	9.7
	32.5	**29.2**	**74.6**
Total operating profit	**367.7**	**208.4**	**602.6**

4 Exceptional items

	26 weeks ended 1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
Head office relocation	-	(8.3)	(8.8)
Head office restructuring programme	-	(3.8)	(6.3)
Board restructure	-	(4.6)	(8.4)
Closure of Lifestore	-	(29.3)	(29.3)
Defence costs	-	(35.0)	(38.6)
Sale of head office premises	-	-	31.1
Release of provision held against European closure	-	-	9.7
	-	**(81.0)**	**(50.6)**

5 Taxation

The taxation charge for the 26 weeks ended 1 October 2005 is based on an estimated effective tax rate before exceptional items of 31.0% (last full year 30.6%). Included in the tax charge for the period is a credit of £nil (last half year £16.8m), which is attributable to exceptional operating charges.

6 Discontinued operations

	26 weeks ended 1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
Profit before tax from discontinued operations	-	23.4	31.2
Taxation on results from discontinued operations	-	(1.5)	(2.0)

Profit after tax from discontinued operations	-	21.9	29.2
Gain on disposal of subsidiary net assets	-	-	199.0
Taxation	-	-	(0.9)
Net gain on disposal	-	-	198.1
Total	**-**	**21.9**	**227.3**

On 9 November 2004, the Group completed the sale of Marks and Spencer Retail Financial Services Holdings Limited to HSBC Holdings plc. The net sale proceeds were £533.6m after accounting for a pre-sale dividend of £235.0m together with the associated disposal costs. At the same time, the Group and HSBC entered into a relationship under which the Group will continue to share in the success of the business. Under this relationship, the Group will receive income in the form of fees representing an amount equivalent to costs incurred, 50% of the profits of M&S Money (after a notional tax charge and after deducting agreed operating and capital costs) together with an amount relating to sales growth.

7 Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax (last year earnings after tax and non-equity dividends), and the weighted average number of ordinary shares in issue during the period.

The adjusted earnings per share figures have been calculated in addition to the earnings per share required by IAS 33 - 'Earnings per Share' and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain an understanding of the underlying trading performance of the Group.

Details of the adjusted earnings per share are set out below:

	26 weeks ended		Year ended
	1 Oct 2005 £m	2 Oct 2004 £m	2 Apr 2005 £m
Earnings after tax and non-equity dividends	**212.6**	**129.0**	**583.4**
Profit from discontinued activities	-	(21.9)	(227.3)
Earnings after tax and non-equity dividends - continuing	**212.6**	**107.1**	**356.1**
Exceptional operating charges (net of taxation)	-	64.2	31.5
Adjusted earnings after tax and non-equity dividends - continuing	**212.6**	**171.3**	**387.6**
Weighted average number of ordinary shares in issue (millions)	1,660.5	2,274.1	2,006.2
Potentially dilutive share options under Group's share			

option schemes (millions)	11.6	13.8	12.1
	1,672.1	**2,287.9**	**2,018.3**
Basic earnings per share:			
Weighted average number of ordinary shares in issue (millions)	1,660.5	2,274.1	2,006.2
Basic earnings per share	**12.8**	**5.7**	**29.1**
Profit from discontinued operations per share	-	(1.0)	(11.3)
Basic earnings per share - continuing	**12.8**	**4.7**	**17.8**
Exceptional operating charges per share	-	2.8	1.5
Adjusted basic earnings per share - continuing	**12.8**	**7.5**	**19.3**
Diluted earnings per share			
Weighted average number of ordinary shares in issue (millions)	1,672.1	2,287.9	2,018.3
Diluted earnings per share	**12.7**	**5.6**	**28.9**
Profit from discontinued operations per share	-	(0.9)	(11.3)
Diluted earnings per share - continuing	**12.7**	**4.7**	**17.6**
Exceptional operating charges per share	-	2.8	1.6
Diluted adjusted basic earnings per share - continuing	**12.7**	**7.5**	**19.2**

8 Dividends

	1 Oct 2005 £m	26 weeks ended 2 Oct 2004 £m	Year ended 2 Apr 2005 £m
Dividends on equity shares:			
Ordinary : Final dividend of 7.5p per share (last half year 7.1p per share)	124.3	161.3	161.3
Ordinary : Interim dividend of 4.6p per share	-	-	75.6
	124.3	161.3	236.9
Dividends on non-equity shares			
B share : Interim dividend last half year at 3.36%[1]	-	1.4	1.4
B share : Final dividend last year at 3.78%[1]	-	-	1.4
	-	1.4	2.8
	124.3	**162.7**	**239.7**

[1]Under IAS 32 - 'Financial Instruments' dividends on non-equity shares are now treated as part of interest.

The Directors have approved an interim dividend of 4.8p per share (last half year 4.6p per share) which, in line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', has not been recognised within these results. This results in an interim dividend of £79.8m (last year £75.6m) which will be paid on 13 January 2006 to shareholders whose names are on the Register of Members at the close of business on 18 November 2005. The ordinary shares will be quoted ex dividend on 16 November 2005. Shareholders may choose to take this dividend in shares or in cash.

9 Changes in shareholders' funds

		26 weeks ended	Year ended
	1 Oct 2005	2 Oct 2004	2 Apr 2005
	£m	£m	£m
Opening shareholders' equity	**921.2**	**2,871.1**	**2,871.1**
First time adoption of IAS 32 and 39 (see note 12)	(67.6)	-	-
	853.6	2,871.1	2,871.1
Profit for the period attributable to shareholders	212.6	130.4	586.2
Dividends	(124.3)	(162.7)	(239.7)
Sales of shares held by employee trusts	-	0.6	0.3
New share capital subscribed	12.5	36.9	68.4
Redemption of B shares	-	(11.5)	(19.2)
Actuarial losses on defined benefit pension schemes	(142.0)	(114.4)	(78.1)
Foreign currency translation	4.9	3.7	-
Charge for share based payments	11.5	10.1	22.2
Tax on items taken directly to equity	49.2	35.2	24.9
Loss on cashflow hedges deferred in equity	(6.1)	-	-
Purchase of own shares	-	-	(2,300.0)
Tender Offer expenses	-	-	(14.9)
Closing shareholders' equity	**871.9**	**2,799.4**	**921.2**

10 Cash flow analysis

		26 weeks ended	Year ended
	1 Oct 2005	2 Oct 2004	2 Apr 2005
	£m	£m	£m

A (Increase)/decrease in working capital - continuing

(Increase)/decrease in inventory	(65.7)	(63.8)	55.5
Increase in debtors	14.6	(5.2)	(1.5)
Increase/(decrease) in creditors	61.5	(3.7)	(33.6)
	10.4	(72.7)	20.4
B Capital expenditure and financial investment			
Purchase of property, plant and equipment	(111.8)	(119.3)	(232.2)
Proceeds from sale of property, plant and equipment	37.5	-	117.8
Purchase of intangible fixed assets	(3.6)	(6.5)	(10.9)
(Purchase)/sale of non-current financial assets	(3.0)	0.8	0.8
Sale/(purchase) of current available for sale investments	17.2	(20.6)	11.0
	(63.7)	(145.6)	(113.5)
C Debt financing			
Cash (outflow)/inflow from borrowings	(144.6)	(50.5)	649.0
Drawdown of syndicated bank facility	-	-	200.0
Redemption of securitised loan notes	(1.6)	(1.2)	(2.8)
Redemption of medium term notes	-	(125.8)	(95.2)
Decrease in obligations under finance leases	(1.0)	(1.3)	(1.6)
Redemption of B shares	(5.3)	-	-
Movement in other creditors treated as financing	-	6.1	7.7
Cash (outflow)/inflow from debt financing	(152.5)	(172.7)	757.1
Interest paid	(47.2)	(22.5)	(116.5)
Non-equity dividends paid	-	(1.4)	(2.8)
	(199.7)	(196.6)	637.8
D Equity financing			
Equity dividends paid	(124.3)	(161.3)	(236.9)
Shares issued under employee share schemes	12.5	36.9	68.4
Redemption of B shares	-	(11.5)	(19.2)
Net sale of own shares held in employee trusts	-	0.2	0.6
Purchase of own shares	-	-	(2,300.0)
Tender Offer expenses	-	-	(14.9)
	(111.8)	(135.7)	(2,502.0)

11 Adoption of International Financial Reporting Standards

	As at 2 Apr 2005 £m	As at 2 Oct 2004 £m	As at 3 Apr 2004 £m
Net assets under UK GAAP	**521.4**	**2,466.1**	**2,454.0**

Adjustments (after taxation)				
IFRS 1- 'Property Revaluation'	a	388.2	391.3	390.5
IFRS 2 - 'Share Schemes'	b	9.8	7.8	6.2
IAS 10 - 'Dividend Recognition'	c	124.3	75.7	160.7
IAS 17 - 'Leasing'				
Treatment of leasehold land	d	(72.4)	(102.9)	(102.4)
Finance leases	e	(1.8)	(1.8)	(1.7)
Lease incentives	f	(21.0)	(17.9)	(17.2)
Fixed rental uplifts	g	(13.5)	(11.9)	(10.3)
IAS 19 - 'Employee Benefits'	h	(27.2)	(29.0)	(30.7)
IAS 38 - 'Intangible Assets'				
Software assets	i	13.0	22.6	22.7
Goodwill and brands	j	1.3	-	-
Other		(0.9)	(0.6)	(0.7)
Net assets under IFRS		**921.2**	**2,799.4**	**2,871.1**

		Year ended 2 Apr 2005 £m	26 weeks ended 2 Oct 2004 £m
Net income under UK GAAP		**587.0**	**140.1**
Adjustments (before taxation)			
IFRS 1- 'Property Revaluation'	a	1.1	0.6
IFRS 2 - 'Share Schemes'	b	(23.0)	(10.5)
IAS 17 - 'Leasing'			
Treatment of leasehold land	d	29.9	(1.7)
Finance leases	e	(0.2)	-
Lease incentives	f	(5.1)	-
Fixed rental uplifts	g	(4.5)	(2.2)
IAS 19 - 'Employee Benefits'	h	5.3	2.4
IAS 38 - 'Intangible Assets'			
Software assets	i	1.4	1.0
Goodwill and brands	j	0.5	-
Other		(0.1)	-
		5.3	(10.4)
Taxation		4.6	1.4
Discontinued operations - software assets		(10.7)	(0.7)
		586.2	**130.4**

a) IFRS 1 - 'Property Revaluation'
Under UK GAAP property was stated at historical cost, subject to certain properties having been revalued as at 31 March 1988. A property revaluation was prepared on an existing use basis by external valuers DTZ Debenham Tie Leung as at 2 April 2004. The Group has elected under IFRS 1 to reflect this valuation, in so far as it relates to freehold land and buildings, as deemed cost on transition at 4 April 2004.

b) IFRS 2 - 'Share Schemes'
The Group operates a range of share-based incentive schemes. Under UK GAAP where shares (or rights to shares) were awarded to employees, UITF 17 required that the charge to the profit and loss account should be based on the difference between the market value of shares at the date of grant and the exercise price (i.e. an intrinsic value basis) spread over the performance period. Save As You Earn (SAYE) schemes were exempt from this requirement and no charge was made. IFRS 2 requires that all shares or options (including SAYE) awarded to employees as remuneration should be measured at fair value at grant date, using an option pricing model, and charged against profits over the period between grant date and vesting date, being the vesting period. This treatment has been applied to all awards granted but not fully vested at the date of transition.

c) IAS 10 - 'Events after the Balance Sheet Date'
Under UK GAAP dividends are recognised in the period to which they relate. IAS 10 requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37 - 'Provisions, Contingent Liabilities, and Contingent Assets'. Accordingly the final dividends for 2003/04 (£160.7m) and 2004/05 (£124.3m) are derecognised in the balance sheets for April 2004 and April 2005 respectively.

d) IAS 17 - 'Treatment of Leasehold Land'
The Group previously recognised finance leases under the recognition criteria set out in SSAP 21. IAS 17 Leases requires the land and building elements of property leases to be considered separately, with leasehold land normally being treated as an operating lease. As a consequence payments made to acquire leasehold land, previously treated as fixed assets, have been re-categorised as prepaid leases and amortised over the life of the lease. In addition the revaluation previously attributed to the land element has been derecognised.

e) IAS 17 - 'Leases - Finance Leases'
Also under the provisions of IAS 17 the building elements of certain property leases, classified as operating leases under UK GAAP, have been reclassified as finance leases. The adjustments are to include the fair value of these leased buildings within fixed assets and to set up the related obligation, net of finance charges, in respect of future periods, within creditors.

f) IAS 17 ' Leases - Lease Incentives'
Under UK GAAP leasehold incentives received on entering into property leases were recognised as deferred income on the balance sheet and amortised to the profit and loss account over the period to the first rent review. Under IAS 17, these incentives have to be amortised over the term of the lease. Consequently, as the term of the lease is longer than the period to the first rent review, amounts previously amortised to the profit and loss account are reinstated on the balance sheet as deferred income and released over the term of the lease.

g) IAS 17 - 'Leasing - Fixed Rental Uplifts'

The Group has a number of leases that contain predetermined, fixed rental uplifts. Recent comments by the International Financial Reporting Interpretations Committee have indicated that under IFRS, it is necessary to account for these leases such that the predetermined, fixed rental payments are recognised on a straight line basis over the life of the lease. Under UK GAAP, the Group accounted for these property lease rentals such that the increases were charged in the year that they arose.

h) IAS 19 - 'Employee Benefits'
Previously no provision was made for holiday pay. Under IAS 19 - 'Employee Benefits' the expected cost of compensated short term absences (e.g. holidays) should be recognised when employees render the service that increases their entitlement. As a result an accrual has been made for holidays earned but not taken.

i) IAS 38 - 'Software Assets'
The cost of developing software used to be written off as incurred. Under IAS 38 - 'Intangible Assets' there is a requirement to capitalise internally generated intangible assets provided certain recognition criteria are met. Results have been adjusted to reflect the capitalisation and subsequent amortisation of costs that meet the criteria. As a result expenses previously charged to the profit and loss account have been brought onto the balance sheet as intangible software assets and amortised over their estimated useful lives.

j) IAS 38 - 'Goodwill'
Goodwill used to be capitalised and amortised over its useful economic life. Under IAS 38 - 'Intangible Assets' there is a requirement to separately identify brands and other intangibles acquired rather than include these as part of goodwill. Intangible assets, other than goodwill, are amortised over their useful lives. Goodwill, which is considered to have an indefinite life, is subject to an annual impairment review. As a result the goodwill recognised under UK GAAP on the acquisition of Per Una of £125.5m has been split between brand (£80m) and goodwill (£45.5m). The goodwill amortisation under UK GAAP has been reversed but the brand has been amortised as required under IFRS.

12 First time adoption of IAS 32 and 39

The adoption of IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' with effect from 3 April 2005 results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impacts of IAS 32 and IAS 39 on the Group's financial statements relate to the recognition of derivative financial instruments at fair value and the reclassification of non-equity B shares as debt. Any derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated, as follows:

Fair value hedges
The Group uses interest rate swaps to hedge the exposure to interest rates of its issued debt. Under UK GAAP, derivative financial instruments were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments that meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the financing line in the income statement.

Cash flow hedges
Under IAS 39, derivative financial instruments that qualify for cash flow hedging are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity. In addition, the Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance sheet and these are now treated as cash flow hedges.

The adjustments to the opening balance sheet as at 3 April 2005 are as follows:

	Opening balance sheet under IFRS £m	Effect of IAS 32 and IAS 39 £m	Restated opening position at 3 Apr 2005 £m
Non-current assets			
Other financial assets	0.3	71.0	71.3
Deferred tax asset	31.9	1.3	33.2
Current assets			
Other financial assets	67.0	2.7	69.7
Inventories	338.9	0.4	339.3
Current liabilities			
Other financial liabilities	(478.8)	(68.0)	(546.8)
Trade and other payables	(733.2)	24.7	(708.5)
Non-current liabilities			
Financial liabilities	(1,948.5)	(99.7)	(2,048.2)
Impact on net assets		**(67.6)**	
Non-equity B shares		(65.7)	
Hedging reserve		(1.6)	
Retained earnings		(0.3)	
Impact on shareholders' funds		**(67.6)**	

13 Date of approval

The interim financial statements for the 26 weeks ended 1 October 2005 were approved by the Board on 7 November 2005.

Independent review report to Marks and Spencer Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 1 October 2005 which comprises consolidated interim balance sheet as at 1 October 2005 and the related consolidated interim statements of income, cash flows and statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 1 April 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 1 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 November 2005

Appendix 1

Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The disclosures required by IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 11. The date of transition to IFRS is 4 April 2004.

A summary of the Group's accounting policies is given below.

Accounting Convention and basis of consolidation

The Group financial statements incorporate the financial statements of Marks and Spencer Group plc and all its subsidiaries.

The financial statements are drawn up on the historical cost basis of accounting, except as disclosed in the accounting policies set out below.

First time adoption of International Financial Reporting Standards

IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' sets out the requirements for the first time adoption of IFRS. The Group is required to establish its IFRS accounting policies for the year to 1 April 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 4 April 2004.

The standard permits a number of optional exemptions to this general principle. The Group has adopted the following approach to the key exemptions:

- business combinations: the Group has chosen not to restate business combinations prior to the transition date;
- fair value or revaluation as deemed cost: the Group has adopted a valuation as deemed cost on transition for freehold land and buildings;
- employee benefits: all cumulative actuarial gains and losses, having been recognised in equity under FRS 17 for UK GAAP purposes, have continued to be recognised in equity at the transition date;
- financial instruments: the Group has taken the exemption not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 – 'Financial Instruments: Recognition and Measurement'. Comparative information for 2005 in the 2006 financial statements is presented on a UK GAAP basis as previously reported;
- share based payments: the Group has not adopted the exemption to apply IFRS 2 Share-Based Payments only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods; and
- cumulative translation differences: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

Turnover

Turnover comprises sales of goods to customers outside the Group less an appropriate deduction for actual and expected returns, discounts and loyalty scheme voucher costs, and is stated net of Value Added Tax and other sales taxes. Sales of furniture are recorded on delivery.

Pensions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third-party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contribution required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The regular service cost of providing retirement benefits to employees during the year, together with the cost of any benefits relating to past service, is charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year is included within interest. This is based on the market value of the assets of the schemes at the start of the financial year.

A charge is also made within interest representing the expected increase in the liabilities of the retirement benefits schemes during the year. This arises from the liabilities of the schemes being one year closer to payment.

The difference between the market value of the assets and the present value of accrued pension liabilities is shown as an asset or liability in the balance sheet.

Differences between actual and expected returns on assets during the year are recognised in the statement of recognised income and expense in the year, together with differences arising from changes in actuarial assumptions.

Intangible Assets

A Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisitions over the Group's interest in the fair value of the identifiable assets and liabilities (including intangible assets) of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Any

impairment is recognised immediately in the income statement.

Upon disposal of a subsidiary the attributable goodwill is included in the calculation of the profit or loss arising on disposal. Goodwill written off to reserves under UK GAAP prior to 31 March 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

B Brands

Acquired brand values are held on the balance sheet at cost and amortised over their estimated useful lives. Any impairment in value is recognised immediately in the income statement.

C Software Intangibles

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised software costs include external direct costs of material and services and the payroll and payroll-related costs for employees who are directly associated with the project.

Capitalised software development costs are amortised over their expected economic lives, normally between 3 to 5 years.

Property, Plant and Equipment

A Land and buildings

Under UK GAAP property had been previously stated at historical cost, subject to certain properties having been revalued as at 31 March 1988. The property portfolio was revalued as at 2 April 2004. The Group adopted the following values on transition to IFRS:

- Freehold land and building: the 2004 revaluation was adopted as deemed cost under the exemptions available under IFRS 1.
- Leasehold buildings: cost or 1988 revaluations were adopted as deemed cost under the provisions of IFRS 1.
- Leasehold land: any revaluations held against leasehold land were derecognised and the remaining cost included in prepayments.

Given that under IFRS leasehold land can not be revalued, the 2004 valuation as it related to leasehold properties was not adopted on transition.

The Group's policy is to state property, plant and equipment at cost less accumulated depreciation and not to revalue property for accounting purposes.

B Investment Properties

Investment properties are recorded at cost less accumulated depreciation and any recognised impairment loss.

C Interest

Interest is not capitalised.

D Depreciation

Depreciation is provided to write off the cost of tangible non-current assets, less estimated residual values, by equal annual instalments as follows:

- Land: not depreciated;

- Freehold and leasehold buildings with a remaining lease term over 50 years: depreciated to their residual value over their estimated remaining economic lives;
- Leasehold buildings with a remaining lease term of less than 50 years: over the remaining period of the lease;
- Fit-out: 10-25 years according to the estimated life of the asset; and
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.

Depreciation is charged on all additions to, or disposals of, depreciating assets in the year of purchase or disposal. Any impairment in value is charged to the income statement.

E Assets held under leases

Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group ("finance leases") the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement.

All other leases are 'operating leases' and the costs in respect of operating leases are charged on a straight-line basis over the lease term. The value of any lease incentive received to take on an operating lease (for example rent free periods) is recognised as deferred income and is released over the life of the lease.

Leasehold Prepayments

Payments made to acquire leasehold land are included in prepayments at cost and are amortised over the life of the lease.

Share Based Payments

The Group issues equity settled share based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The Group measures the fair value using the valuation technique most appropriate to value each class of award, either the Black-Scholes or Monte Carlo method.

The fair value of each award is recognised as an expense over the performance and vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The level of vesting is reviewed annually; and the charge is adjusted to reflect actual and estimated levels of vesting.

Inventories

Inventories are valued at the lower of cost and net realisable value using the retail method. All inventories are finished goods.

Foreign Currencies

The results of overseas subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of recognised income and expense.

Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the balance sheet date are translated at the closing balance sheet rate. The resulting exchange gain or loss is dealt with in the income statement.

Taxation

The tax charge comprises current tax payable and deferred tax.

The current tax charge represents an estimate of the amounts payable to tax authorities in respect of the Group's taxable profits and is based on an interpretation of existing tax laws.

Deferred tax is recognised on temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base at tax rates that are expected to apply when the asset is realised or the liability settled, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is not recognised in respect of:

- the initial recognition of goodwill that is not tax deductible.
- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction does not affect accounting or taxable profits.

Deferred tax assets are only recognised when it is probable that taxable profits will be available against which the deferred tax asset can be utilised.

Deferred tax liabilities are not provided in respect of undistributed profits of non-UK resident subsidiaries where (i) the Group is able to control the timing of distribution of such profits and (ii) it is not probable that a taxable distribution will be made in the foreseeable future.

Financial Instruments

The Group has adopted both IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 -'Financial Instrument: Recognition and Measurement' from 3 April 2005. Under the IFRS 1 transition rules IAS 32 and IAS 39 are not applied to comparative figures.

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

A Trade receivables

Trade receivables are recorded at their nominal amount less an allowance for any doubtful debts.

B Investments

Investments are initially measured at cost, including transaction costs. They are classified as either 'available for sale', 'fair value through profit or loss' or 'held to maturity'. Where securities are designated as 'fair value through profit or loss', gains and losses arising from changes in fair value are included in net profit or loss for the period. For 'available for sale' investments, gain or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Equity investments that do not have a quoted market price in an active market and whose fair value can not be reliably measured by other means are held at cost. 'Held to maturity' investments are measured at amortised cost using the effective interest method.

C Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

D Non-equity shares

Non equity B shares in the Group are held as a current liability and the dividend paid is included within the interest charge for the year.

E Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

F Loan notes

Long term loans are held at amortised cost unless the loan is hedged by a derivative financial instrument in which case hedge accounting treatment will apply.

G Trade payables

Trade payables are stated at their nominal value.

H Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging activities

The Group primarily uses interest rate swaps and forward foreign currency contracts to manage its exposures to fluctuating interest and foreign exchange rates. These instruments are initially recognised at fair value and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss is dependant on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. The Group designates derivatives as either:

- a hedge of a highly probable forecast transaction or change in the cashflows of a recognised asset or liability (a cashflow hedge); or
- a hedge of the exposure to change in the fair value of a recognised asset or liability (a fair value hedge).

Underlying the definition of fair value is the presumption that the group is a going concern without any intention of curtailing materially the scale of its operations.

For a majority of the Group's derivative instruments, the fair value will be determined by the Group applying discounted cash flow analysis using quoted market rates as an input into the valuation model.
In determining the fair value of a derivative, the appropriate quoted market price for an asset held is the bid price, and for a liability issued is the offer price. When the group has assets and liabilities with offsetting market risks, it uses the mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or asking price to the net open position as appropriate.

At inception of a hedging relationship, the hedging instrument and the hedged item are documented and prospective effectiveness testing is performed. During the life of the hedging relationship effectiveness testing is continued to ensure the instrument remains an effective hedge of the transaction.

In order to qualify for hedge accounting the following conditions must be met:

- formal designation and documentation at inception of the hedging relationship, detailing the risk management objective and strategy for undertaking the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk;
- for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable;
- the effectiveness of the hedge can be reliably measured; and
- the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout its life.

Derivatives classified as cash flow hedges

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. If the firm commitment or forecasted transaction that is the subject of a cash flow hedge results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had

previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged items affect net profit or loss.

Derivatives classified as fair value hedges
For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is used to adjust the carrying amount of the hedged item and is recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

The Group does not use derivatives to hedge balance sheet and profit and loss account translation exposures. Where appropriate, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

Acquisition or disposal of subsidiary undertakings

Results of subsidiary undertakings acquired during the financial year are included in the financial statements from the effective date of control. The separable net assets, both tangible and intangible of the newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value as at the effective date of control.

Results of subsidiary undertakings disposed of during the financial year, are included in the financial statements up to the effective date of disposal. Where a business component representing a separate major line of business is disposed of, or classified as held for sale, it is classified as a discontinued operation. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the income statement, separate from the other results of the Group.

Policies relating to discontinued operations in comparatives

Loans and advances to customers

Loans and advances are classified as impaired when an instalment is in excess of 30 days overdue. Specific provisions are made against all advances identified as impaired at the balance sheet date to the extent that, in the opinion of the directors, recovery is doubtful. Specific provisions against such exposures are calculated using a bad debt provision model, which uses the last two years' credit history to produce estimates of the likely level of asset impairment. General provisions relate to latent bad and doubtful debts which are present in any lending portfolio but have not been specifically identified. General provisions are calculated using the same bad debt provision model and an evaluation of current economic and political factors.

Loans and advances are written off when there is no realistic prospect of recovery, based on a predetermined set of criteria. Account balances written off include those where no payment has been received for a period of 12 months since the account was identified as doubtful, and in other situations such as bankruptcy, insolvency or fraud.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post tax rate. Changes in the value are included in the income statement grossed up at the standard rate of corporation tax applicable to insurance companies.

Issued 11 November 2005

Notification by Marks and Spencer Group plc (the 'Company') of Transactions of Person Discharging Managerial Responsibility (PDMR)

In accordance with paragraph 3.1.4R of the Disclosure Rules it is disclosed that on 9 November 2005 Glen Tinton was conditionally awarded 33,258 restricted shares on his joining the company.

For further information, please contact

Andrew Green Tel 020 8718 9984